Press Release

Pansoft Completed BVI Registration of Merger

JINAN, China, November 9, 2012 – Pansoft Company Limited (NASDAQ: PSOF) (“Pansoft” or the “Company”), a leading ERP software service provider for the oil and gas industry in China, today announced that the Company completed the merger among Pansoft Company Limited, Timesway Group Limited and Genius Choice Capital Limited (the “Merger”) by completing the registration of the Merger with the Corporate Registry of British Virgin Islands (“BVI Corporate Registry”). Following the completion of the Merger, Pansoft will become a privately held company and Pansoft shares of common stock will no longer be traded on The NASDAQ Capital Market.

Under the terms of the agreement and plan of merger, which was adopted by the Company's shareholders at an extraordinary meeting held on September 26, 2012, each outstanding common share of the Company (other than shares held by Timesway or shares as to which shareholders have validly exercised and have not effectively withdrawn or lost their appraisal rights under Section 179 of the BVI Business Companies Act, 2004), as amended, was automatically converted into the right to receive $4.15 in cash.

The Company has engaged ComputerShare as its Exchange Fund Agent to process the payment of merger considerations to its stockholders. Stockholders of record will receive a letter of transmittal and instructions on how to surrender their common shares in exchange for the merger consideration. Stockholders should wait to receive the letter of transmittal before surrendering their shares.

The Company also announced today that it requested that trading of its common shares on the NASDAQ be suspended. The Company requested an application on Form 25 be filed with the SEC to remove the Company’s common shares from listing on The NASDAQ Capital Market . In addition, the Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing a Form 15 with the SEC.

About Pansoft Company Limited

Pansoft is a leading enterprise resource planning (“ERP”) software and professional services provider for the oil and gas industry in China. Its ERP software offers comprehensive solutions for various business operations including accounting, order processing, delivery, invoicing, inventory control, and customer relationship management. For more information, go to Pansoft's website at http://www.pansoft.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains forward-looking statements concerning Pansoft Company Limited, which include but are not limited to, statements regarding Pansoft’s ability to maintain leadership as a provider of ERP software and services for the oil and gas industry in China, the approval of filings made in the British Virgin Islands and successful completion of the merger and related payments. The actual results may differ materially depending on a number of risk factors including but not limited to, the following: general economic and business conditions, development, shipment and market acceptance of products, additional competition from existing and new competitors, changes in technology or product techniques, the Company’s ability to successfully integrate acquisitions, its ability to repurchase shares, share-repurchase plans, and various other factors beyond its control. All forward-looking statements are expressly qualified in their entirety by this Cautionary Statement and the risk factors detailed in the Company’s reports filed with the Securities and Exchange Commission, including its Annual Report on Form 20-F, as amended. Pansoft Company Limited undertakes no duty to revise or update any forward-looking statements to reflect events or circumstances after the date of this release.

Company Contact: Pansoft Company Limited Allen Zhang, Chief Financial Officer	Phone: +86-531-8887-4455 E-mail: allen.zhang@pansoft.com